UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒  Annual Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the fiscal year ended December 31, 2024

OR

☐  Transition Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the transition period from ________ to _________

Commission File Number 001-39218

(A) Full title of the plan and the address
of the plan, if different from that of
the issuer named below:

CONMED CORPORATION
Retirement Savings Plan

(B) Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office:

CONMED CORPORATION
11311 Concept Blvd
Largo, Florida 33773

CONMED Corporation
Retirement Savings Plan
Index to Financial Statements
December 31, 2024 and 2023

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
CONMED Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of CONMED Corporation Retirement Savings Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 and schedule of delinquent participant contributions for the year ended December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/	Insero & Co. CPAs, LLP
Certified Public Accountants

We have served as the Plan’s auditor since 2004.

Rochester, New York
June 18, 2025

CONMED Corporation
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	2024	2023
Assets

Investments, at Fair Value	$336,728,803	$307,809,880

Notes Receivable from Participants	5,049,944	5,064,129

Net Assets Available for Benefits	$341,778,747	$312,874,009

The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024

Additions to net assets attributed to:
Net appreciation in fair value of investments	$24,373,202
Interest and dividends	15,351,906
Interest on notes receivable from participants	349,370
Contributions:
Participants	17,221,391
Employer	7,454,226

Total additions	64,750,095

Deductions from net assets attributed to:
Administrative expenses	255,852
Distributions to participants	35,589,505

Total deductions	35,845,357

Net increase	28,904,738

Net assets available for benefits at beginning of year	312,874,009

Net assets available for benefits at end of year	$341,778,747

The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Notes to Financial Statements
December 31, 2024 and 2023

Note 1 - Establishment and Description of Plan

    Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan"). The Plan is a defined contribution plan covering all employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Administration of the Plan

    The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

Contributions

    A participant can contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees, defined as having completed 90 days of employment, are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contribution invested in a designated balanced fund until changed by the participant. The pre-tax contribution of an employee who is contributing less than 7% of the employee’s annual compensation, as defined in the plan document, automatically increases annually in 1% increments until the employee’s pre-tax contribution election reaches 7% of annual compensation, provided the employee has not elected to opt-out of the automatic increase feature. Employees with an initial enrollment date between July 2nd and December 31st in a given plan year that have not elected to opt-out of this election will not be subject to this annual increase until the following plan year.

    The Company matches 100% of each participant's contribution up to a maximum of 7% of participant compensation. Effective February 13, 2023, the Plan was amended to cap the annual fixed Company match to $7,000. The Company, in its sole discretion, may elect to make a discretionary matching contribution to the Plan. Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses. Forfeitures reduced employer contributions by $1,507,019 in 2024. At December 31, 2024 and 2023, forfeited non-vested accounts totaled $141,228 and $13,137, respectively.

Participant Accounts

    A participant can allocate their account among various investment funds. Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of the earnings and losses for the participant's particular investment funds and charged with withdrawals and an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

    Each participant is immediately vested in his or her voluntary contributions plus earnings thereon. A participant vests at 20% per year of service and becomes fully vested in the remainder of his or her account upon the completion of five years of service.

Investment Options

    Participants are allowed to invest in a variety of investment choices as more fully described in the Plan literature. In addition, participants have access to a self-directed brokerage account. Through this account, a participant has access to investments including common stock, mutual funds, preferred stock, corporate bonds and money market funds. Participants may change their investment options on a daily basis.

Notes Receivable from Participants

    A participant may obtain a loan between $500 and $50,000, limited to 50 percent of his or her vested account balance. A participant is eligible to have up to two general loans at one time and one home loan outstanding for a combined total of three loans outstanding at any one time. Each loan bears interest at prime plus 1 percent and is secured by the balance in the participant's account. Repayment is required over a period not to exceed five years or up to fifteen years where the loan is for the purchase of a primary residence. Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

Payment of Benefits

    Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason including those previously mentioned. The Plan also provides for withdrawals by participants prior to termination. Benefits are payable in accordance with the Plan agreement.

Plan Termination

    While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 2 - Significant Accounting Policies

Basis of Accounting

    The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Notes Receivable from Participants

    Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Investment Valuation and Income Recognition

    Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

    The Financial Accounting Standards Board ("FASB") guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements. The FASB defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. The framework requires an entity to maximize the use of observable inputs when measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

    If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

    The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

    Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Mutual Funds

    These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Self-directed Brokerage Account

    The self-directed brokerage account consists primarily of common stock, mutual funds, preferred stock, corporate bonds and money market funds. Common stock, preferred stock and corporate bonds are valued at the closing price reported on the investments' respective stock exchange or active market. Mutual funds and money market funds are valued using NAV. All investments are classified within level 1 of the valuation hierarchy.

Common Stock

    Common stock is valued at the closing price reported on the common stock’s respective stock exchange and is classified within level 1 of the valuation hierarchy.

Money Market Funds

    These investments are public investment vehicles valued using NAV. The money market funds are classified within level 1 of the valuation hierarchy.

Common Collective Trust

    This investment is valued at NAV provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value and is obtained from information provided by the investment advisor using the audited financial statements of the common collective trust at year end. Under the practical expedient, the investment is not classified in the valuation hierarchy.

    The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

    The following table sets forth, by level within the fair value hierarchy, the Plan's investments, at fair value:

	Investments, at Fair Value as of
	December 31, 2024
	Level 1	Total
Mutual Funds	$303,974,251	$303,974,251
Self-directed Brokerage Account	12,329,390	12,329,390
Common Stock	4,886,191	4,886,191
Money Market Funds	7,894,825	7,894,825
Investments measured at fair value	329,084,657	329,084,657
Investments measured at NAV as a practical expedient (a)		7,644,146
Total investments, at fair value		$336,728,803

	Investments, at Fair Value as of
	December 31, 2023
	Level 1	Total
Mutual Funds	$269,676,667	$269,676,667
Self-directed Brokerage Account	12,992,002	12,992,002
Common Stock	8,318,357	8,318,357
Money Market Funds	8,448,107	8,448,107
Investments measured at fair value	299,435,133	299,435,133
Investments measured at NAV as a practical expedient (a)		8,374,747
Total investments, at fair value		$307,809,880

    (a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

    Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Contributions

    Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Administrative Expenses

    The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as defined in the Plan document.

Payment of Benefits

    Benefit payments to participants are recorded upon distribution.

Use of Estimates

    The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. The Company is not aware of any specific events or circumstance that would require disclosure or an update to estimates or judgments or a revision of the carrying value of the Plan's assets or liabilities through June 18, 2025. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Risks and Uncertainties

    The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as inflation, a pandemic or international conflict. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3 - Income Tax Status

    The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the IRC, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated August 2, 2017, from the Internal Revenue Service (“IRS”). The Plan Administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

    Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4 - Transactions with Parties-in-Interest

    As of December 31, 2024 and 2023, the Plan held certain securities issued by the Company as follows:

	December 31, 2024		December 31, 2023
	Number of Shares	Fair Value	Number of Shares	Fair Value
CONMED Corporation
Common Stock	71,394	$4,886,191	75,960	$8,318,357

    In addition, certain assets of the Plan are invested in funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest. Notes receivable from participants also qualify as party-in-interest transactions.

Note 5 - Prohibited Transactions

    During 2024, the Company failed to deposit $65,027 and $20,564 of participant deferrals and loan repayments, respectively, within the required timeframe as stated by the United States Department of Labor ("DOL"). The DOL considers late deposits to be prohibited transactions. The lost earnings on the participant deferrals and loan repayments were deposited during 2024.

CONMED Corporation
Retirement Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024
EIN: 16-0977505
Plan Number: 005

Current
Identity of Issue/Description of Investment	Value

Fidelity 500 Index Fund**	$39,543,711
Fidelity Freedom 2045 Fund - Class K**	21,383,186
Fidelity Freedom 2050 Fund - Class K**	20,224,507
Fidelity Freedom 2040 Fund - Class K**	20,034,047
Fidelity Puritan Fund - Class K**	19,541,622
Janus Henderson Enterprise Fund Class N	18,272,234
Fidelity Freedom 2035 Fund - Class K**	16,719,245
Fidelity Contrafund - Class K**	15,763,803
Fidelity Freedom 2055 Fund - Class K**	14,297,210
Fidelity Capital Appreciation Fund Class K**	12,981,574
Participant - Directed Brokerage Link Account	12,329,390
Fidelity Freedom 2030 Fund - Class K**	12,020,893
Fidelity Low-Priced Stock Fund - Class K**	10,841,948
MFS Value R6	10,520,459
Fidelity Freedom 2025 Fund - Class K**	9,408,599
Fidelity Freedom 2060 Fund - Class K**	9,197,113
Fidelity Investment Grade Bond Fund**	8,246,326
Fidelity Diversified International Fund - Class K**	7,989,823
Fidelity Government Money Market Fund**	7,893,223
Fidelity Managed Income Portfolio Class 1**	7,644,146
T. Rowe Price Dividend Growth Fund - I Class	6,727,364
CONMED Corporation Common Stock **	4,886,191
Fidelity Extended Market Index Fund**	4,518,476
Fidelity Freedom 2020 Fund - Class K**	4,422,859
Fidelity U.S. Bond Index Fund**	4,193,748
Fidelity Global ex U.S. Index Fund**	3,811,616
Macquarie Small Cap Value Fund R6	3,573,296
Allspring Emerging Markets Equity Fund R6	2,833,628
Fidelity Freedom 2065 Fund - Class K**	2,617,756
JP Morgan U.S. Small Company Fund Class R6	2,439,738
Fidelity Freedom Income Fund - Class K**	831,980
Fidelity Freedom 2015 Fund - Class K**	577,874
Fidelity Freedom 2010 Fund - Class K**	439,616
Interest Bearing Cash Accounts	1,602

Notes receivable from participants, interest rates from
4.25% to 9.50% and maturities from 2025 to 2040**	5,049,944

$341,778,747

** Denotes party-in-interest

CONMED Corporation
Retirement Savings Plan

Schedule H, line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2024
EIN: 16-0977505
Plan Number: 005

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Year	Check here if Late Participant Loan Repayments are Included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2024	$85,591	$—	$—	$—	$85,591

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

CONMED CORPORATION
Retirement Savings Plan

By:	/s/ Todd W. Garner
Name:	Todd W. Garner
Title:	Executive Vice President, Finance & Chief Financial Officer

Date: June 18, 2025